EXHIBIT 99.1

News Release

Rosetta Genomics to Present Multiple Poster Presentations at the 101st

Annual Meeting of the United States and Canadian Academy of Pathology

miRview mets2 Demonstrates 92% Concordance with Clinical and Pathological Testing in Cancer of Unknown Primary

PHILADELPHIA and REHOVOT, Israel (March 19, 2012) – Rosetta Genomics (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostic tests, today announced that data from several studies demonstrating the clinical utility of the Company’s miRview® products to identify and classify a variety of cancers will be presented by Mats Sanden, M.D., D.D.S., FCAP, Medical & Laboratory Director of Rosetta Genomics, at the 101st Annual Meeting of the United States and Canadian Academy of Pathology taking place from March 17-23, 2012 in Vancouver, British Columbia.

“We are very pleased to share these highly positive and clinically relevant results that support the utility of our miRview® diagnostic tests to accurately identify and classify various cancers with this distinguished audience of clinical pathologists. In particular, we are excited to present new and compelling data from studies of our miRview® mets² test to identify the tissue of origin in Cancer of Unknown Primary (“CUP”) patients. In this study, we demonstrate a 92% concordance with the diagnosis based on all the clinical and pathological information available including follow-up and outcome data. We believe this is the highest percentage of concordance of any CUP test available and demonstrates that microRNA profiling with miRview® mets² can be a useful adjunct to traditional clinical and pathologic evaluation for CUP cases. With approximately 200,000 CUP and difficult to diagnose metastatic cancer patients per year in the United States, this represents a significant near-term market opportunity,” noted Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics.

“This growing body of clinical and scientific data also enhances our commercial efforts by providing our sales team with the clinical support needed for the increased adoption of our miRview diagnostics in oncology,” added Mr. Berlin.

A study highlighting the clinical utility of the Company’s miRview® mets² to identify the tissue of origin in Cancer of Unknown Primary patients in a poster entitled “A novel microRNA-based test demonstrates 92% accuracy in classification of metastatic tumors from patients diagnosed with carcinoma of unknown primary,” will be presented at:

Session:	Poster Session III
Number:	#267
Date/Time:	Tuesday March 20th; 9:30a.m. - 12:00 p.m.
Location:	Room CC Exhibit Hall B3 + C

A study demonstrating the ability of miRview® lung to classify lung cancer in a poster entitled "New microRNA-based diagnostic test for lung cancer classification,” will be presented at:

Session:	Poster Session III
Number:	#312
Date/Time:	Tuesday March 20th; 9:30 a.m. - 12:00 p.m.
Location:	Room CC Exhibit Hall B3 + C

A study demonstrating the clinical utility of the Company’s miRview® kidney to classify kidney tumor types entitled “A microRNA-based diagnostic test for kidney tumor classification” will be presented at:

Session:	Platform Session
Type:	Presentation
Date/Time:	Tuesday, March 20th; 9:15 a.m. - 9:30 a.m.
Location:	Section A

To request a copy of any of the posters, please contact Anne Marie Fields, Senior Vice President of LHA, at afields@lhai.com.

About miRview® Products

miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics. miRview® mets and miRview® mets² accurately identify the primary tumor type in primary and metastatic cancer including Cancer of Unknown Primary (CUP). miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies. miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure. miRview® lung accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that approximately 200,000 patients a year may benefit from the miRview® mets and miRview® mets² test, 60,000 from miRview® squamous, 60,000 from miRview® meso and more than 1 million patients worldwide from miRview lung. The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com. Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About microRNAs

microRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com.

About Rosetta Genomics

Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to increased adoption of our diagnostics in oncology constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	LHA
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000 ext. 326	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com
@LHA_IR_PR

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